

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

Via E-mail
Marc G. Blythe
President and Chief Executive Officer
Tarsis Resources Ltd.
Suite 1103 – 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8

> **Re: Tarsis Resources Ltd.**
> **Registration Statement on Form 20-FR12G**
> **Filed April 29, 2014**
> **File No. 000-55193**

Dear Mr. Blythe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your Form 20-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company. In addition, describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Item 3. Key Information, page 6

Selected Financial Data, page 6

3. Please label the interim periods for the three months ended December 31, 2013 and 2012 as "unaudited." See Item 3.A.1 of Form 20-F.

Risk Factors, page 9

Risks Relating to an Investment in the Securities of the Company, page 12

U.S. investors may not be able to enforce their civil liabilities…, page 13

4. Please consider disclosing whether a treaty or reciprocity exists between Canada and the United States.

Item 4. Information on the Company, page 14

Description of Business, page 14

5. Please revise to present information regarding your plan of operations for remainder of the fiscal year and the first six months of the next fiscal year. See Instruction 2 to Item 4.B of Form 20-F.

Business Overview page 16

6. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

- An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

7. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

8. We note in certain instances you disclose assay ranges or values "up to" a certain result with respect to your sample disclosure. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose the location and type of sample.

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosure to comply with this guidance.

9. Additionally, please discuss the quality assurance program associated with the sampling data presented including sample preparation, controls, custody, assay precision, and accuracy as it relates to your exploration plans. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

10. Please fully discuss the permitting requirements for companies exploring or operating in the areas in which you have properties. Include in your discussion the fees, timing, and any other material information associated with your permits.

Item 6. Directors, Senior Management and Employees, page 54

11. Please revise the biography of Mark T. Brown to indicate the dates of the positions held at Pacific Opportunity Capital Ltd.

12. We note your disclosure on page 58 that the company has no arrangements pursuant to which directors are compensated by the company for their services in their capacity as directors. However, we note that in Exhibit 4.4 the company has agreed to compensate Mark T. Brown for his CFO services and grant him options. Please describe this agreement in greater detail and clarify whether Mr. Brown was granted any options under this agreement for his services as a director. See also Item 6.E.2 of Form 20-F.

Share Ownership, page 61

13. Please revise your footnotes to disclose the exercise prices, purchase prices and expiration dates for any stock purchase options and warrants, as applicable. See Item 6.E.1 of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 61

14. We note your disclosure of the number of common shares held in the United States. Please qualify the portion of your class of securities and state the number of investors represented by the amount you have provided.

Item 8. Financial Information, page 62

Change to International Financial Reporting Standards ("IFRS"), page 63

15. You disclose here that CICA announced that Canadian GAAP for public reporting entities was required to be replaced by IFRS as issued by the IASB for fiscal years beginning on or after January 1, 2011. You also disclose here that your transition to IFRS took place on November 1, 2011. On page 6, you disclosed that you adopted IFRS effective November 1, 2010. Please tell us the actual date you adopted IFRS and how you complied with providing the opening IFRS statement of financial position at the date of transition and applicable reconciliations. See paragraphs 21 and 24 of IFRS 1. Please revise your disclosures to reflect the correct adoption date, as applicable.

Item 10. Additional Information, page 66

Memorandum and Articles of Association, page 70

16. Please revise your disclosure to include a discussion of the following:

- The minimum of days that advance notice of meetings is required to be provided to shareholders;
- Whether shareholders may vote in person or by proxy;
- The extent that officers and directors may vote on or must disclose matters for which they have an interest;
- The manner that management may make calls on shareholders for amounts owed; and
- A comparison of U.S. and Canadian law, as applicable.

United States Federal Income Tax Consequences, page 75

17. Please revise your disclosure under this heading as follows:

- Under "Passive Foreign Investment Company, page 78," please define "passive" income and make clear whether you expect to be considered a passive foreign investment company; and
- Include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010, as applicable.

Statement of Experts, page 81

18. You disclose here that the Company's independent accountant audited the financial statements as at September 30, 2012, 2011 and November 1, 2010. Please revise this disclosure to refer to the audited financial statements for the periods described in Davidson and Company's audit report presented on page 86.

Notes to the Consolidated Financial Statements, page 92

3. Significant Accounting Policies, page 93

Exploration and Evaluation, page 94

19. We note that your policy discloses that you credit all proceeds received against the cost of related claims. Please tell us the framework you selected for accounting for these costs prior to commercial production, i.e., IFRS 6, IAS 16 or another standard. Also tell us the amounts of proceeds received that have reduced claims for each of the years presented.

20. Please tell us specifically where in income you recognize costs on exploration and evaluation assets. Also tell us how much recovered costs have been recognized in each of the three years presented.

Exhibits

21. A number of exhibits, including Exhibits 1.1, 1.3, 1.4, 1.5, 1.7, 4.4 and 15.4 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file these exhibits in the proper format with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Brian McAllister, at (202) 551-3341, or Tia Jenkins, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any other questions.

       Sincerely,

       /s/ Brigitte Lippmann (for)

       John Reynolds
       Assistant Director

cc: Steven Taylor
       A.B. Korelin & Associates